EXHIBIT 11.1

Centiv, Inc.

COMPUTATION OF EARNINGS PER SHARE

($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

($in thousands)	2003	2002	2001

Net loss	$(2,431)	$(2,558)	$(2,334)

Net loss attributable to common shareholders	$(2,431)	$(2,558)	$(6,899)

Basic and diluted weighted average number of common shares	1,607,134	1,631,433	1658,704

Basic and diluted net loss per share	$(1.51)	$(2.06)	$(4.16)